Direct Line: 801.705.7024

Fax: 801.705.7026

wstern@ancestry.com

July 23, 2013

Matthew Crispino

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ancestry.com Inc.
Registration Statement on Form S-4
Filed June 6, 2013
File No. 333-189129

Dear Mr. Crispino:

This letter sets forth the further response of Ancestry.com Inc., a Delaware corporation (“Ancestry” or “the Company”), together with the other guarantor registrants, to the comment letter, dated July 2, 2013, of the staff of the Division of Corporation Finance (the “Staff”) with respect to Ancestry’s Registration Statement on Form S-4, filed on June 6, 2013 (the “Registration Statement” as amended by Amendment No. 1 filed on July 16, 2013, “Amendment No. 1”). This letter is being filed with Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of Amendment No. 2 marked to show changes against Amendment No. 1.

Signatures

1.	Please revise to include for each registrant the signatures of the principal executive officer, principal financial officer, the controller or principal accounting officer and at least a majority of the board of directors. Refer to Instruction 1 to Signatures on Form S-4.

Response:

The Company notes the Staff’s comment and, in order to comply with the SEC’s rules, each registrant has appointed the requisite officers listed above and signatories required pursuant to Instruction 1 to Signatures on Form S-4 who, in turn, have signed Amendment No. 2. Thus, each of the registrants is now in compliance with the SEC’s rules regarding signatures with respect to Form S-4.

The Company further advises the Staff that for each registrant that has a board of directors, a majority of the board of directors has signed the Registration Statement. For those entities in which a sole member performs the equivalent function to a board of directors, the sole member has signed in lieu of a board of directors.

Exhibits

Exhibits 5.3 and 5.4

2.	The opinions filed as Exhibits 5.3 and 5.4 contain limitations on reliance that are inappropriate for such legality opinions. Please revise. We refer you to Section II.B.3.d of the Division of Corporation Finance’s Staff Legal Bulletin No. 19 for guidance.

Response:

In response to the Staff’s comment, each counsel has amended its opinion. Amended Exhibits 5.3 and 5.4 were previously filed with Amendment No. 1.

Should you have any questions or comments with response to this filing, please call me at (801) 705-7024.

Sincerely,

/s/ William Stern

William Stern

cc:	Stuart Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Barbara C. Jacobs (Securities and Exchange Commission)
Luna Bloom (Securities and Exchange Commission)

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